Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

JCorriero@stradley.com

215.564.8528

March 5, 2019

Via EDGAR Transmission

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virtus ETF Trust II (the “Trust”)
File Nos. 333-206600 and 811-23078

Dear Ms. Vroman-Lee:

I am writing in response to comments you provided to me during a telephone conversation on December 21, 2018, to Post-Effective Amendment No. 54, Amendment No. 56, to the Trust’s Registration Statement (the “Amendment”), which was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the “Securities Act”) on November 6, 2018, to register shares of the Virtus Seix Senior Loan ETF series of the Trust (the “Fund”). We will respond in the form of a post-effective amendment filed pursuant to Rule 485(b) under the Securities Act prior to the Fund’s effectiveness. I have reproduced your comments below, followed by our responses.

PROSPECTUS

1.	Please provide supplementally the completed fee table for the Fund.

RESPONSE: The fee table for the Fund is below:

Shareholder Fees (fees paid directly from your investment): None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fee[1]	0.57%
Other Expenses[2]	0.00%
Total Annual Fund Operating Expenses	0.57%

(1) The management fee is structured as a “unified fee,” out of which the Fund’s adviser pays all of the ordinary operating expenses of the Fund, except for the following expenses, each of which is paid by the Fund: the Fund’s management fee, payments under any 12b-1 plan; taxes and other governmental fees; brokerage fees, commissions and other transaction expenses; interest and other costs of borrowing; litigation or arbitration expenses; acquired fund fees and expenses; and extraordinary or other non-routine expenses of the Fund.

(2) “Other Expenses” are based on estimated amounts for the current fiscal year.

2.	According to the Fund’s prospectus, the Fund will invest significantly in first and second lien senior floating rate loans. Given the liquidity profile of such loans, please explain supplementally how the Trust has determined the Fund’s investment strategy is appropriate for an open-end fund structure. The Trust’s response should include information on general market conditions (see SEC Release No. IC-32315 (Oct. 25, 2016), adopting Rule 22e-4 of the Investment Company Act of 1940 (the “1940 Act”)).

RESPONSE: Pursuant to Rule 22e-4 under the 1940 Act, no open-end fund (excluding money market funds) or In-Kind ETF may acquire any illiquid investment if, immediately after the acquisition, the fund or In-Kind ETF would have invested more than 15% of its net assets in illiquid investments that are assets. As a result, the Fund’s portfolio will primarily consist of liquid assets, including liquid senior loans. Senior loans will be deemed liquid if the Fund reasonably expects that the loans can be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the loans, in accordance with Rule 22e-4. The Trust believes, based on Seix Investment Advisors LLC’s extensive experience in managing senior loan open-end funds, as well as its knowledge of the markets for these loans, that the majority of the senior loans in which the Fund will invest will be considered liquid pursuant to Rule 22e-4.

In addition, depending on the Fund’s liquidity needs and current market conditions, the Fund may invest in highly-liquid fixed income securities, hold a portion of its assets in cash, or borrow from banks an amount up to 33 1/3% of its total assets (including the amount borrowed) to meet its obligations (as described in response to Comment 9 below). Lastly, the Trust notes that many other open-end sponsors have been successfully managing senor loan funds in compliance with the 1940 Act for a number of years, and the staff has not suggested any particular reason to believe that the Fund’s investment strategy is so materially different from these other funds such that the Fund’s portfolio would not be able to comply with the requirements of Rule 22e-4.

3.	The “Senior Loan Risk” states that no active trading market may exist for certain senior loans. Please add disclosure specifically addressing the illiquid nature of certain senior loans.

RESPONSE: Senior Loan Risk will be revised as follows:

Senior Loan Risk. The risks of investing in senior loans are similar to the risks of investing in junk bonds, although the senior loans in which the Fund invests are typically senior and secured, whereas junk bonds often are subordinated and unsecured. Investments in senior loans are generally below investment grade and are considered speculative because of the credit risk of their issuers. Companies issuing senior loans are more likely to default on their payments of interest and principal owed, and such defaults could reduce the Fund’s NAV and income distributions. An economic downturn generally leads to a higher non-payment rate, and a senior loan may lose significant value before a default occurs. Although the Fund generally invests in loans secured by collateral, there can be no assurance that such collateral would satisfy the borrower’s obligation in the event of non-payment of interest or principal, or that such collateral could be readily liquidated. In the event of the bankruptcy of a borrower, the Fund’s access to the collateral may be limited by and, therefore, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a loan.

Economic and other events (whether real or perceived) can reduce the demand for certain senior loans or senior loans generally, which may reduce market prices. Senior loans are also subject to the risk of price declines and to increases in prevailing interest rates, although floating-rate instruments, such as the senior loans in which the Fund generally invests, are substantially less exposed to this risk than fixed-rate debt instruments. No active trading market may exist for certain senior loans, which may impair the ability of the Fund to realize full value of a loan in the event of it needs to sell the loan. Such senior loans may therefore be considered illiquid. To the extent that a secondary market does exist for certain loans, the market may be subject to volatility, irregular trading activity, wide bid/ask spreads, decreased liquidity and extended trade settlement periods, any of which may impair the Fund’s ability to sell loans within its desired time frame or at an acceptable price and its ability to accurately value existing and prospective investments. Extended trade settlement periods (which, in some cases, may be longer than seven days) for certain loans may result in cash not being immediately available to the Fund upon sale of the loan. As a result, the Fund may have to sell other investments with shorter settlement periods or engage in borrowing transactions to raise cash to meet its obligations. Further, the senior loans held by the Fund might not be considered securities for purposes of the Securities Act of 1933 and Securities Exchange Act of 1934, and therefore a risk exists that purchasers, such as the Fund, may not be entitled to rely on the anti-fraud provisions of those Acts.

4.	Similar to Comment 2 above, because asset-backed securities may include collateralized loan obligations, collateralized debt obligations and non-agency mortgage-backed securities, please explain supplementally how the Trust has determined these investments are appropriate for an open-end structure in light of Rule 22e-4 of the 1940 Act.

RESPONSE: As noted in response to Comment 11 below, asset-backed securities are limited to 20% of the Fund’s net assets. Because Rule 22e-4 under the 1940 Act permits the Fund to invest up to 15% of its net assets in illiquid investments that are assets, the Fund does not expect to experience liquidity issues as a result of its investments in asset-backed securities, even assuming such investments were deemed illiquid. In addition, the Fund will comply with the requirements of Rule 22e-4 in determining whether an investment is illiquid. Further, depending on the Fund’s liquidity needs and current market conditions, the Fund may invest in highly-liquid fixed income securities, hold a portion of its assets in cash, or borrow from banks an amount up to 33 1/3% of its total assets (including the amount borrowed) to meet its obligations (as described in response to Comment 9 below).

5.	Please disclose the liquidity risk associated with investments with asset-backed securities.

RESPONSE: Asset-Backed Securities Risk will be revised as follows:

Asset-Backed Securities Risk. Asset-backed securities, which include collateralized loan obligations, are subject to prepayment or call risk, which is the risk that a borrower's payments may be received earlier or later than expected due to changes in prepayment rates on underlying loans, which could result in the Fund reinvesting these early payments at lower interest rates, thereby reducing the Fund's income. Asset-backed securities also are subject to extension risk, which is the risk that a rise in interest rates could reduce the rate of prepayments, causing the price of the asset-backed securities and the Fund’s net asset value (“NAV”) to fall. In addition, asset-backed securities may be less liquid than other types of securities and the Fund may be unable to sell these securities at the time or price it desires. Because liquid asset-backed securities can become illiquid (or less liquid) during periods of market stress, the

Fund may be forced to sell these securities at significantly reduced prices, resulting in losses.

6.	Please disclose in more detail the types of asset-backed securities in which the Fund may invest.

RESPONSE: The relevant disclosure will be revised as follows:

The Fund may also invest in any combination of (i) junior debt securities or securities with a lien on collateral lower than a senior claim on collateral, (ii) debt securities that are rated below investment grade (sometimes referred to as “junk bonds”) by the Merrill Composite Rating or in comparable unrated securities as determined by the Sub-Adviser, such as high yield fixed-rate bonds, and (iii) asset-backed securities (primarily collateralized loan obligations ~~such as special purpose trusts investing in bank loans~~).

7.	Please describe in more detail the special purpose trusts in which the Fund may invest. For example, will the Fund invest in funds exempt from registration pursuant to Rule 3(c)(1) or Rule 3(c)(7) under the 1940 Act?

RESPONSE: The Fund does not currently intend to invest in special purpose trusts. As a result, and as noted in response to Comment 6 above, the reference to “special purpose trusts” will be removed.

8.	Does the Fund intend to invest in covenant lite collateralized loan obligations and if so, to what extent?

RESPONSE: The Fund does not currently intend to invest in covenant lite collateralized loan obligations, but it may invest in covenant lite loans. Accordingly, the following disclosure will be added to the Fund’s summary prospectus:

Although loan investments are generally subject to certain restrictive covenants in favor of the investor, many of the loans in which the Fund will invest may be issued or offered as “covenant lite” loans, which may have fewer or no financial maintenance covenants. “Financial maintenance covenants” are those that require a borrower to maintain certain financial metrics during the life of the loan, such as maintaining certain levels of cash flow or limiting leverage. These covenants are included to permit the lender to monitor the borrower’s performance and declare an event of default if breached, allowing the lender to renegotiate the terms of the loan or take other actions intended to help mitigate losses. Although covenant lite loans may contain fewer or no financial maintenance covenants, information necessary to monitor a borrower’s financial performance may be available without covenants to lenders and the public alike, and can be used to detect such early warning signs as deterioration of a borrower’s financial condition or results. When such information is available, the portfolio managers will seek to take appropriate actions without the help of covenants in the loans.

Covenant Lite Loans Risk. Because covenant lite loans contain fewer financial maintenance covenants than more traditional loans (or no financial maintenance covenants at all), covenant lite loans may not include terms that permit the lender of the loan to monitor the borrower’s financial performance and, if certain criteria are breached, declare a default, which would allow the lender to restructure the loan or take other action intended to help mitigate losses. As a result, the Fund may experience relatively greater difficulty or delays in enforcing its rights on its holdings of covenant lite loans than its holdings of loans or securities with more traditional financial maintenance covenants, which may result in losses to the Fund, especially during a downturn in the credit cycle.

9.	Because the Fund intends to invest in loans, please disclose in the discussion of the Fund’s principal risks in the prospectus that it may take longer for seven days for transactions in bank loans to settle. Please also address how the Fund intends to meet short-term liquidity needs during lengthy settlement periods.

RESPONSE: See response to Comment 3 above. In addition, the following disclosure will be added to the “Principal Investment Strategy” section of the Fund’s summary prospectus:

In order to meet short-term liquidity needs, the Fund employs a variety of techniques, such as investing in highly-liquid fixed income securities and holding a portion of its assets in cash. Although not a principal investment strategy, the Fund may, under certain market conditions, borrow from banks an amount up to 33 1/3% of its total assets (including the amount borrowed) for investment purposes, to raise cash to meet its obligations, and for temporary, extraordinary or emergency purposes.

10.	The last sentence of the third paragraph under “Principal Investment Strategy” indicates that the Fund may invest in securities that are restricted to resale. Please disclose in more detail these types of securities (e.g., Rule 144A securities).

RESPONSE: The relevant disclosure will be revised as follows:

The Fund may also invest a portion of its assets in securities that are restricted as to resale (e.g., Rule 144A securities).

11.	Please confirm if the Fund will count only asset-backed securities in the first and second tranches towards satisfying the Fund’s 80% investment policy pursuant to Rule 35d-1 under the 1940 Act, given the use of the word “senior” in the Fund’s name, and disclose the same in the prospectus.

RESPONSE: The Fund will invest at least 80% of its net assets in first- and second-lien senior floating rate loans. As a result, investments in asset-backed securities will not count towards the Fund’s 80% policy.

12.	The first sentence of the fourth paragraph under the “Principal Investment Strategy” section of the Fund’s prospectus indicates that the Fund may invest up to 20% of its total assets in senior loans made to non-U.S. borrowers. Please disclose if this may include borrowers in emerging markets countries.

RESPONSE: The relevant disclosure will be revised as follows:

The Fund may invest up to 20% of its total assets in senior loans made to non-U.S. borrowers, including those located in emerging markets countries (i.e., those that are in the early stages of their economic development), although ~~no more than 5% of~~ the Fund~~’s total assets may be~~ intends to invest~~ed~~ in only ~~non-~~U.S. dollar-denominated loans.

13.	Please provide a brief example or explanation of “average-weighted maturity.”

RESPONSE: The relevant disclosure will be revised as follows:

There are no limits on the Fund’s average-weighted maturity or on the remaining maturities of individual securities in which the Fund may invest. Maturity is the date at which the principal on an investment is repaid, and the average-weighted maturity is the average amount of time, based on all applicable investments in the portfolio, until principal will be repaid (weighted by the percentage of the Fund’s portfolio that each investment comprises).

14.	Please add principal risk disclosure regarding the Fund’s investments in revolvers.

RESPONSE: The following disclosure will be added to the Fund’s prospectus:

Revolvers Risk. Revolvers expose the lender (and therefore those with an interest in the revolvers, such as the Fund) to credit, interest rate and liquidity risks. Revolvers, which obligate the lender to make loans up to a maximum amount upon demand by the borrower during a specified term, have the effect of requiring the lender to increase its loan to a company at a time when it might not otherwise desire to do so (including at a time when the company’s financial condition makes it unlikely that such amounts will be repaid). Revolvers may be subject to restrictions on transfer, and only limited opportunities may exist to resell such instruments. As a result, the Fund may be unable to sell such investments at an opportune time or may have to resell them at less than fair market value.

15.	Please disclose in the Fund’s prospectus that for purposes of the Fund’s 80% investment policy pursuant to Rule 35d-1 of the 1940 Act, derivatives will be valued on a mark-to-market basis.

RESPONSE: The following disclosure will be added to the Fund’s prospectus:

For purposes of determining compliance with the Fund’s 80% investment policy, the Fund will use the daily mark-to-market value of any derivatives included in such calculation.

16.	Please consider rearranging the risks under the “Principal Risks” section of the prospectus in order of importance.

RESPONSE: The Trust respectfully declines to make this change, as any particular risk could be deemed the most (or least) important at any particular time, depending on market conditions and other circumstances.

17.	The “Debt Security Risk” includes several bulleted risks, including an “Interest Rate Risk.” Please consider making this a separate standalone risk, given the nature of the Fund’s investments.

RESPONSE: The Fund predominantly invests in floating rate senior loans. Because the Fund’s investments in senior loans are less susceptible to the general concept of interest rate risk than fixed income instruments (i.e., as interest rates rise, the prices of fixed income securities fall, and vice versa), the Trust believes the current interest rate risk disclosure is appropriate.

18.	The risk disclosure does not address that investments in bank loans may not be securities and may not have the protections afforded by the federal securities laws. Please revise the risk disclosure accordingly, or in the alternative, please explain supplementally why the Trust has determined this is not a principal risk of the Fund.

RESPONSE: See response to Comment 3 above.

19.	The “Principal Risks” section of the prospectus includes risks related to portfolio turnover. Please add corresponding disclosure describing the Fund’s strategy to engage in active and frequent trading.

RESPONSE: The requested disclosure will be added to the “Principal Risks” section of the summary prospectus.

20.	Please disclose if the portfolio managers are jointly and primarily responsible for the day-to-day of the Fund’s portfolio (see Item 5 of Form N-1A).

RESPONSE: The disclosure will be revised as requested.

21.	The Fund’s prospectus includes a section titled “Additional Information Regarding the Fund’s Investment Risks.” If any of the risks included in this section are principal, please include in the principal risks section of the prospectus. If any of the risks included in this section are non-principal, please indicate more clearly that they are non-principal.

RESPONSE: The Trust notes that the lead-in to the “Additional Information Regarding the Fund’s Investment Risks” explicitly provides that the listed risks are “[i]n addition to the Fund’s principal investment risks.”

STATEMENT OF ADDITIONAL INFORMATION

22.	The Fund has adopted a policy not to concentrate in any industry or group of industries. Please disclose how the Fund will determine the industry of the senior loans in which the Fund invests (e.g., banks industry).

RESPONSE: The relevant disclosure will be revised as follows:

With respect to the above fundamental investment restriction regarding concentration in a particular industry, (i) securities of the U.S. Government (including its agencies and instrumentalities), securities of state or municipal governments and their political subdivisions, cash items (as such term is used in Section 3 of the 1940 Act) and investments in other registered investment companies are not considered to be issued by members of any industry, ~~and~~ (ii) if the Fund invests in a revenue bond tied to a particular industry, the Fund will consider such investment to be issued by a member of the industry to which the revenue bond is tied; and (iii) any loan in which the Fund invests will be considered an investment in the industry in which the underlying borrower of the loan is included.

*  *  *

Thank you for your comments. Please feel free to contact me at 215-564-8528 or, in my absence, Michael D. Mabry at 215-564-8011, if you have any additional questions or comments.

Very truly yours,

/s/ Joel D. Corriero

Joel D. Corriero